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Mail Stop 6010							May 18, 2006

Mr. Lars Brannvall
President
Coloured (US) Inc.
Suite 5.15, 130 Shaftesbury Avenue
London, England W1D 5EU

Re:	Coloured (US) Inc.
	Form SB-2 filed April 24, 2006
	File No. 333-133505

 Dear Mr. Brannvall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
4. Please include the signature of your Chief Accounting Officer/Controller on the signature page of the filing.
5. Please update your financial information to comply with Item 310(g) of Regulation S-B.

Prospectus Summary, p. 1
6. Please disclose the name of the other party to the agency agreement dated August 6, 2003 as well as the letter agreement dated
September 20, 2004.
7. We note your reference to risk factors on page 3. Please revise the summary to include a more expansive discussion of risk factors which briefly summarizes the key risks facing the company.

Risk Factors, p. 5
General
8. Please consider adding a risk factor relating to the potential conflicts and/or corporate governance issues that may arise from the fact that Mr. Brannvall is both the sole executive officer and sole director of the company.

As we have limited operating history..., p. 5
9. Please disclose your accumulated deficit as of March 31, 2006.

If we are unable to obtain additional financing..., p. 5
10. You have indicated that you need to obtain additional funds to continue operations within the month. As a month has passed since the filing date, you should update this disclosure to include the latest developments with regard to fundraising. In addition, if you have not yet raised funds but are still seeking them, you should describe these efforts and disclose the likelihood and timeframe for raising additional funds as well as the amount of time these additional funds, if any, will allow the company to continue operations.

As we have yet to establish commercial sales...,  p. 5
If we are unable to enter into arrangements with gateway owners...,
p. 5
If we are unable to achieve commercial acceptance..., p. 6
Our business will suffer significant harm..., p. 6
11. These risk factors appear to overlap significantly with one another. Please consider consolidating the risk factors or revising them to reduce redundancy. If you retain more than one risk factor, each risk factor should describe separate and distinct risks.

If we are unable to enter into arrangements..., p. 5
12. You describe the risks associated with the inability to enter into licenses with gateway owners. However, you should include a discussion of your attempts to enter into these arrangements in the past and any difficulties you have encountered in attempting to secure such licenses. Furthermore, if you believe that there are any specific facts that would suggest that entering into these arrangements may be difficult for the company, you should disclose those facts in the risk factor.
13. Please consider expanding the risk factor to include the possibility that you may be able to enter into arrangements with gateway owners but that those arrangements still may not result in fees for the company.

We have a history of losses..., p. 6
14. As noted in our prior comment, you should disclose accumulated losses as of March 31, 2006. Also, include your losses for the six months ended March 31 rather than the three months ended December 31,
2005.
If our operating expenses..., p. 6
15. Please disclose your current average monthly expenses and any specific facts or circumstances that would lead these expenses to increase.
As there is a substantial doubt as to our ability..., p. 6
16. Please explain what a going concern opinion is so that investors can understand this risk factor in its proper context.

We operate in a highly competitive industry..., p. 6
17. Please expand your discussion of this risk factor to include a discussion of your principal competitors in your industry. In addition, for each competitor you list, you should describe the specific competitive advantages possessed by that competitor, rather than referring to advantages generically.

As we contract out our software development..., p. 7
18. In your risk factor heading, you indicate that you are currently outsourcing your software development activity to SIA. However, in the body of the risk factor, you indicate that you "anticipate" outsourcing these functions. Please clarify whether the outsourcing is currently occurring or will be occurring in the future.
19. In addition, if you currently have an agreement with SIA, you should file it as an exhibit to the registration statement and include a description of its material terms in the Business section.

We have not paid dividends, p. 8
20. Please describe the risks associated with the failure to pay dividends.
Selling stockholders, p. 11
21. Please disclose the names of the natural person(s) who have voting and/or dispositive control over the shares held by The
Outlander Trust and CISA Holdings APS.

Security ownership of certain beneficial owners and management, p.
17
22. We note your disclosure in Footnote 2 of the table. Please name the natural persons who beneficially own the shares held by Colour Industry, Inc., The Coloured Industry and The Mobile Warrior.

Business, p. 22
Overview, p. 22
23. We note your statement that your games are "easy to learn" and "fun." Descriptions of this type are subjective and are not appropriate for the registration statement. Please eliminate all such descriptions and limit your disclosure to the observable facts regarding your company and its products.

Certain relationships and related transactions, p. 41
24. With regard to Debondo Capital and Azuracle Ltd., in each case you should disclose the director that is common between the entity and Outlander Management.

Note 2. Significant Accounting Policies
Revenue Recognition, page F-28
25. Clarify when revenue derived from the sale of services is initially recorded as deferred revenue (e.g is an upfront total contract payment required).
26. Tell us your accounting basis for recognizing revenue from fixed price, long-term service or development contracts over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Refer to the accounting literature you are relying upon for your accounting treatment.

Note 3. Rights and Technology, page F-33
27. Please clarify what you mean by "option agreement" related to your software license and your basis for the accounting for an option agreement.  Disclose the terms of the agreement.
28. We noted that you acquired the software license on May 25,
2004
but did not incur amortization expense in the fiscal year ended September 30, 2004. Please clarify your accounting treatment.

Pro Forma Consolidated Statements of Operations, page F-52
29. Please remove the Pro Forma information since it is not relevant in a recapitalization.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at
(202)
551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Michael Taylor
	Lang Michener
	1500 Royal Centre
	1055 West Georgia Street
	Vancouver, British Columbia V6E 4N7
	Fax: (604) 685-7084